

Mail Stop 4546

January 24, 2017

Michael M. Goldberg, M.D.
President and Chief Executive Officer
Navidea Biopharmaceuticals, Inc.
5600 Blazer Parkway, Suite 200
Dublin, Ohio 43017

> **Re: Navidea Biopharmaceuticals, Inc.**
> **Amendment No. 1 to**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 13, 2017**
> **File No. 001-35076**

Dear Dr. Goldberg:

We have reviewed your response dated January 13, 2017 and the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our December 30, 2016 letter.

General

1.   We note your response to our prior comment one, however it does not appear that you provided all requested information. As an example, we note you have not disclosed Jed Latkin's role as a Portfolio Manager for Platinum Partners Value Arbitrage Fund L.P. Please further revise your proxy statement to disclose the affiliation of any officer or director with Platinum-Montaur Life Sciences LLC or any of its affiliates, including any of the Platinum entities that are party to the Platinum Loan Agreement. Your disclosure should include any transactions between such officers and directors and the Platinum entities.

2.   We note your disclosure that Dr. Goldberg has agreed that you do not have to repay $1,423,173.35 of the Platinum loan that will be transferred to him by Platinum. Please disclose whether Dr. Goldberg has forgiven the debt or is instead deferring payment to a later date. If he is deferring payment, please disclose the terms of the deferral and payment, including when the company will be obligated to make the payment. Please also advise whether Dr. Goldberg and the company have entered into a written agreement regarding the repayment.

3.   We note your disclosure throughout that you will repay $9.6 million to Platinum from the proceeds of the asset sale. This appears to include the amount of debt that will be transferred to Mr. Goldberg. Please clarify and revise your disclosure as appropriate.

You may contact Jeffrey Gabor at (202) 551-2544 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Kevin W. Waite, Esq.
       Moomjian, Waite & Coleman, LLP